As filed with the Securities and Exchange Commission on July 14, 2017

Investment Company Act File No. 811-22727

United States
Securities and Exchange Commission
Washington, D.C. 20549
__________________

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

The Cushing® MLP Infrastructure Fund I
(Name of Issuer)

The Cushing® MLP Infrastructure Fund I
(Name of Person Filing Statement)

Common Units
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
__________________

Jerry V. Swank
Cushing® Asset Management, LP
8117 Preston Road, Suite 440
 Dallas, Texas 75225
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Calculation of Filing Fee:
Transaction Valuation	Amount of Filing Fee
$16,542,830 (a)	$1,917.31 (b)
(a)
Calculated at the estimated aggregate maximum purchase price to be paid for Common Units in the offer, based on the net asset value per Common Unit, as of March 31, 2017, the most recently determined net asset value prior to the commencement of the Offer.

(b)                   Calculated at $115.90 per $1,000,000 of the Transaction Valuation.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,917.31 Filing Party: The Cushing® MLP Infrastructure Fund I Form or Registration No.: SC-TO-I Date Filed: April 17, 2017
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) of The Cushing® MLP Infrastructure Fund I (the “Fund”) relating to an offer to purchase (the “Offer”) up to 40% of common units of beneficial interest (“Common Units”) in the Fund pursuant to tenders by holders of Common Units of the Fund (“Unitholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit (a)(1)(i), originally filed with the Securities and Exchange Commission on April 17, 2017, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.
The following information is furnished pursuant to Rule 13e-4(c)(4):
The Offer terminated at 5:00 p.m., Central time, on May 15, 2017 (the “Expiration Date”).
Pursuant to the Offer, 1,421.54 Common Units were tendered and accepted by the Fund.
Payment of the repurchase price was made in the form of a Repurchase Instrument issued on or about May 16, 2017 to each Unitholder whose tendered Common Units were accepted for repurchase by the Fund.
The Valuation Date for the Repurchase Instrument was June 30, 2017.
On or about July 13, 2017 the Fund paid Unitholders whose tendered Common Units were accepted for repurchase by the Fund $1,062,442.06 collectively, representing the cumulative amount payable under the Repurchase Instruments.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE CUSHING® MLP INFRASTRUCTURE FUND I

By:
	Name:	Jerry V. Swank
	Title:	Trustee, Chairman and Chief Executive
Officer

July 14, 2017